
June 6, 2011

Steven S. Skalicky
Executive Vice President and
Chief Financial Officer
Transatlantic Holdings, Inc.
80 Pine Street,
New York, NY 10005

      Re: Transatlantic Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              File No. 001-10545

Dear Mr. Skalicky:

      We have reviewed your May 11, 2011 response to our May 3, 2011 letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 67

1. Please refer to your response to prior comment one. Please provide us proposed disclosure to be included in future periodic reports that expands footnote one to the table on page 69 to disclose that for securities not rated by S&P but are rated by Moody's, you use the Moody's rating to extrapolate an equivalent S&P rating.

2. Please refer to your response to prior comment two. Please provide us proposed disclosure to be included in future period reports that indicates the total amount of amortized cost and fair value of your special revenue bonds summarized by the nature of the activity supporting the bonds.

Steven S. Skalicky
Transatlantic Holdings, Inc.
June 6, 2011
Page 2

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant